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                             July 23, 2020

       Daniel Carlson
       Principal Executive Officer
       VS Trust
       100 S. Bedford Road, Suite 340
       Mt. Kisco, NY 10549

                                                        Re: VS Trust
                                                            Amendment No. 3 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 8,
2020
                                                            CIK No. 0001793497

       Dear Mr. Carlson:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Important Information About the Fund, page 1

   1. Please revise this section to summarize how the Index and the Fund should be expected to perform during highly
volatile and calm markets. In doing so, please provide a clear discussion of the risk
of loss associated with owning Shares during periods of high market volatility.
   2.                                                   Please specifically
address the risks to investors of seeking exposure to VIX futures contracts. In doing so,
please address particularly the risks to non-professional investors who are not experienced
in investing in VIX futures and may not have ready access to the
 Daniel Carlson
VS Trust
July 23, 2020
Page 2
       types of information that professional investors may have.
Breakeven Amounts, page 4

3. Refer to your response to comment 1. Please revise the table here and on page 35 to reflect an assumed selling price of $25.00 per share.
Risk Factors
VIX futures contracts can be highly volatile, page 13

4. Refer to your response to comment 4. Please tell us why you believe a discussion of and back-tested performance data for the Index prior to inception or the Fund during recent market volatility would be potentially misleading and not appropriate, particularly for retail investors. We note revised disclosure on page 27, which provides context for the hypothetical performance results. Otherwise, please revise to address the market volatility in 2018 and 2020 as previously requested.
Principal Investment Strategies, page 27

5. You state in the second paragraph on page 28 that the time and manner in which the Fund rebalances its portfolio may vary from day to day depending upon market conditions and other circumstances. Please specify how and when rebalancing will work on a typical trading day and discuss how the timing of daily rebalancing is designed to limit market impact and to mitigate risks of market crowding and potential manipulation. We note the first and third full risk factors on page 6 and the second full risk factor on page 17.
Charges, page 35

6. Refer to footnote (4) of the Breakeven Table. Please briefly discuss the basis for your assumption that the Sponsor will have at least $50 million in the first year of operations.
       You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or John Spitz,
Staff Accountant, at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202)
551-3217 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.



                                                             Sincerely,
FirstName LastNameDaniel Carlson
                                                             Division of
Corporation Finance
Comapany NameVS Trust
                                                             Office of Finance
July 23, 2020 Page 2
cc:       Barry Pershkow, Esq.
FirstName LastName